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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 5)*

                               Akorn, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 009728 10 6
                           ----------------------------
                              (CUSIP Number)
John N. Kapoor                            Copy To: Christopher R. Manning
EJ Financial Enterprises, Inc.                     Burke, Warren & MacKay, P.C.
225 E. Deerpath, Suite 250                         330 N. Wabash, 22nd Floor
Lake Forest, IL 60045                              Chicago, IL  60611
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               December 5, 1996
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                                                                SEC 1746 (12-91)

                              Page 1 of 9 Pages

                                 SCHEDULE 13D


CUSIP NO.   009728 10 6                          PAGE  2    OF  9     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John N. Kapoor Trust, dated September 20, 1989

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         ILLINOIS
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            2,297,000 (But see Items 2 and 5)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
  PERSON
                        -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,297,000 (But see Items 2 and 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,297,000 (But see Items 2 and 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.9
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


         00
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   009728 10 6                          PAGE  3    OF  9     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John N. Kapoor
         ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            4,318,484 (But see Items 2 and 5)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0- (But see Items 2 and 5)
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                       4,318,484 (But see Items 2 and 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0- (But see Items 2 and 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,318,484 (But see Items 2 and 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   009728 10 6                          PAGE  4    OF  9     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EJ Financial Investments VIII, L.P.
         36-4132628
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         Issuance of partnership units

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

         -

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            2,000,000 (But see Items 2 and 5)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH            -0- (But see Items 2 and 5)
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,000,000 (But see Items 2 and 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0- (But see Items 2 and 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000,000 (But see Items 2 and 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.1 (But see Items 2 and 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   009728 10 6                          PAGE  5    OF  9     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Editha Kapoor

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            30,000 (But see Items 2 and 5)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0- (But see Items 2 and 5)
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        30,000 (But see Items 2 and 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0- (But see Items 2 and 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         30,000 (But see Items 2 and 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2 (But see Items 2 and 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


         IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  This Amendment No. 5 (the "Amendment") to Schedule 13D is filed jointly by the John N. Kapoor Trust, dated September 20, 1989 (the "Trust"), of which John N. Kapoor is Trustee and sole beneficiary, John N. Kapoor, Editha Kapoor, wife of John N. Kapoor, and EJ Financial Investments VIII, L.P., a Delaware limited partnership ("EJ VIII"), of which John N. Kapoor is managing general partner and Editha Kapoor is the other general partner. This Amendment relates to the common stock, no par value ("Akorn Common Stock") of Akorn, Inc., a Louisiana corporation ("Akorn"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 2 IDENTITY AND BACKGROUND. The Trust is an Illinois trust, dated September 20, 1989, of which John N. Kapoor is the Trustee and sole beneficiary. EJ VIII is a Delaware limited partnership which was formed to hold the investment in the Issuer. The address of EJ VIII's principal business and principal office is 225 East Deerpath, Suite 250, Lake Forest, Illinois 60045. John N. Kapoor and Editha Kapoor are each residents of the United States. At the present time, John N. Kapoor is President and Chairman of the Board of Directors of EJ Financial Investments, Inc., a Delaware corporation ("EJFI"), 225 East Deerpath, Suite 250, Lake Forest, Illinois 60045. At the present time, Editha Kapoor is a consultant for EJFI. During the last five years, neither the Trust, John N. Kapoor, Editha Kapoor nor EJ VIII
         (i) has been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. The shares of Akorn Common Stock owned by EJ VIII and subject to this Amendment were obtained on December 5, 1996 from the Trust in exchange for 2,000 general partnership units and 98,000 limited partnership units in EJ
         VIII. Options to purchase 85,938 shares of Akorn Common Stock held by John N. Kapoor (the "Option Shares"), were acquired by John N. Kapoor on October 26, 1996. Twenty-five percent (25%) of the Option Shares were exercisable upon receipt and twenty-five percent (25%) of the remaining options will become exercisable on the first, second and third anniversaries of Kapoor's receipt thereof. The exercise price for the Option Shares is $2.13 per share. In consideration of Kapoor's service to Akorn's board of


                              Page 6 of 9 pages
         directors, the Trust received options to purchase 20,000 shares of Akorn Common Stock exercisable as follows:



NO. OF SHARES                     EXERCISE PRICE            EXPIRATION
5,000                             $2.0625                   January 22, 1998

5,000                             $3.50                     November 16, 1998

5,000                             $3.50                     October 29, 1999

5,000                             $2.75                     October 28, 2000



Item 4 PURPOSE OF TRANSACTION. The shares of Akorn Common Stock to which this Statement relates are held by the Reporting Persons solely for investment purposes, and the transactions described herein have been consummated by the Reporting Persons for estate planning purposes.


Item 5  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, (i) the Trust owns (A) 1,277,000 shares of Akorn Common Stock representing 7.7% of the issued and outstanding shares of Akorn Common Stock, (B) warrants to purchase 1,000,000 shares of Akorn Common Stock representing 6.0% of the issued and outstanding shares of Akorn Common Stock, and
               (C) options to purchase 20,000 shares of Akorn Common Stock representing .1% of the issued and outstanding shares of Akorn Common Stock; (ii) John N. Kapoor owns (A) vested options to purchase 21,484 shares of Akorn Common Stock representing .1% of the issued and outstanding shares of Akorn Common Stock, (B) 2,297,000 shares of Akorn Common Stock (including the warrants) representing 13.9% of the issued and outstanding shares of Akorn Common Stock through the Trust, and (C) 2,000,000 shares of Akorn Common Stock, representing 12.1% of the issued and outstanding shares of Akor Common Stock in his capacity as General Partner of EJ VIII; (iii) Editha Kapoor owns 30,000 shares of Akorn Common Stock representing .2% of the issued and outstanding shares of Akorn Common Stock in her capacity as Trustee of three trusts established for the benefit of the children of John Kapoor and Editha Kapoor (the "Childrens' Trusts"); and (iv) EJ VIII owns 2,000,000 shares of Akorn Common Stock representing 12.1% of the issued and outstanding shares of Akorn Common Stock.

         (b) The Trust has sole voting and dispositive power over 2,297,000 shares of Akorn Common Stock (including 1,000,000 shares which may be acquired by exercise of the warrant) and does not share voting power or dispositive power over any other shares of Akorn Common Stock. John N. Kapoor has sole voting and dispositive power over 4,318,484 shares of Akorn Common Stock



                              Page 7 of 9 pages

               (comprised of the shares of Akorn Common Stock held by the Trust and EJ VIII, warrants to purchase 1,000,000 shares held by the Trust and the Option Shares). Editha Kapoor has sole voting and dispositive power over 30,000 shares of Akorn Common Stock representing the shares held in the Childrens' Trusts. EJ VIII has sole voting and dispositive power over 2,000,000 shares of Akorn Common Stock and does not share voting or dispositive power over any other shares of Akorn Common Stock.

         (c) Except as set forth above, the Reporting Persons do not beneficially own any shares of Akorn Common Stock and have effected no transactions in shares of Akorn Common Stock during the preceding 60 days.

         (d)   Inapplicable.

         (e)   Inapplicable.





                  Page 8 of 9 pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         John N. Kapoor Trust
                                         dated September 20, 1989


February 11, 1997                        By: s/ John N. Kapoor
                                             ---------------------
                                         John N. Kapoor as Trustee



February 11, 1997                        s/ John N. Kapoor
                                         -------------------------
                                         John N. Kapoor



February 11, 1997                        s/ Editha Kapoor
                                         ----------------------
                                         Editha Kapoor



                                         EJ FINANCIAL INVESTMENTS VIII, L.P.



February 11, 1997                        By: s/ John N. Kapoor
                                             --------------------
                                             John N. Kapoor, Managing
                                             General Partner




                              Page 9 of 9 pages

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*


                                 Akorn, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 009728 10 6
                     -------------------------------------
John N. Kapoor                 (CUSIP Number)   Copy to:  Thomas A. Cole, Esq.
EJ Financial Enterprises, Inc.                            Sidley & Austin
225 E. Deerpath, Suite 250                                One First Nat'l Plaza
Lake Forest, IL 60045                                     Chicago, IL 60603
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 November 15, 1990
                     -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                             Page  1  of  8  Pages

                                  SCHEDULE 13D


CUSIP NO.   009728 10 6                                 PAGE  2  OF  8  PAGES
          ------------------

=============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         1.  John N. Kapoor Trust dated September 20, 1989, and
         2.  John N. Kapoor SS ####-##-####
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                      (b) / /
-----------------------------------------------------------------------------
3        SEC USE ONLY



-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF

-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         / /
         PURSUANT TO ITEMS 2(d) or 2(e)



-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         1.  Illinois
         2.  United States

-----------------------------------------------------------------------------
 NUMBER OF                7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                      3,000,000
 OWNED BY                 ---------------------------------------------------
   EACH                   8       SHARED VOTING POWER
 REPORTING
  PERSON                          -0-
                          ---------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  3,000,000
                          ---------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  22.4%
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,000,000
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    / /
         EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.4%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         1.  OO
         2.  IN
-----------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D filed jointly by the John N. Kapoor Trust dated September 20, 1989 (the "Trust") and John N. Kapoor, Trustee and sole beneficiary of the Trust ("Kapoor"), relates to the common stock, no par value ("Akorn Common Stock"), of Akorn, Inc., a Louisiana corporation ("Akorn"), and is being filed pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.  Security and Issuer.

         This statement relates to the Akorn Common Stock. Akorn is a Louisiana corporation, the principal executive offices of which are located at 100 Akorn Drive, Abita Springs, LA 70420.

Item 2.  Identity and Background.

         (a)     This statement is being filed by the Trust and Kapoor.

         (b) The business address of the Trust and Kapoor is: c/o EJ Financial Enterprises, Inc., 225 East Deerpath, Suite 250, Lake Forest, IL 60045.

         (c) Kapoor is the President and Chairman of EJ Financial Enterprises, Inc. at the address set forth above.

         (d) During the last five years, Kapoor has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).

         (e) During the last five years, Kapoor has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which would make him subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Trust is organized under the laws of the State of Illinois. Kapoor is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On November 15, 1990, the Trust purchased 1,000,000 shares of Akorn Common Stock for $1,500,000 paid in immediately available funds of the Trust.

Item 4.  Purpose of Transaction.

         On November 15, 1990 the Trust entered into a Stock Purchase Agreement (the "Purchase Agreement") with Akorn whereby the Trust acquired 1,000,000 shares of Akorn Common Stock for investment purposes for the amount of $1,500,000.

         The Trust has acquired the shares of Akorn Common Stock as an investment and intends to continue to review Akorn's business affairs and general economic and industry conditions. Based on such review, the Trust will, on an ongoing basis, evaluate various alternative courses of action including additional capital investments in Akorn, including but not limited to investments upon exercise of the Warrant described below. Alternatively, the Trust may (i) sell all or a portion of its holdings in Akorn in the open market (subject to the requirements of Rule 144 and its rights under the Stock Registration Rights Agreement described below) or in privately negotiated transactions or (ii) pursuant to certain rights granted to the Trust contained in the Purchase Agreement, seek rescission of the Purchase Agreement within a specified period if Akorn fails to satisfy certain obligations contained therein and require Akorn to repurchase all of the Akorn Common Stock acquired by the Trust under the Purchase Agreement.

         In connection with the Stock Purchase Agreement, the Trust was also granted a Common Stock Purchase Warrant dated November 15, 1990 (the "Warrant") under which the Trust received the right to purchase up to an additional 2,000,000 shares of Akorn Common Stock, subject to the operation of anti-dilution provisions. The Warrant terminates on November 15, 1993. The terms of the Warrant provide that the Trust (and certain permitted transferees and assigns) may exercise the Warrant over the following periods at the listed exercise prices:

         November 15, 1990 to November 15, 1991 -- $1.50 per share November 16, 1991 to November 15, 1992 -- $1.75 per share November 16, 1992 to November 15, 1993 -- $2.00 per share

         The Purchase Agreement and the Warrant contain provisions granting the Trust, so long as it shall own at least 600,000 shares of Akorn Common Stock,
(i) the right to maintain its percentage ownership of Akorn Common Stock in the event Akorn shall issue additional Common Stock to third parties (with certain exceptions), and (ii) rights of first refusal with respect to all or any portion of shares of Akorn Common Stock proposed to be issued, sold, transferred or otherwise disposed of to third parties (with certain exceptions).

         The Purchase Agreement and the Warrant also contain provisions which, at the Trust's request upon exercise of the Warrant, require Akorn to take such action as is necessary (including amendment to Akorn's Articles of Incorporation and/or Bylaws) to exempt the Trust from the Louisiana Control Share Acquisition statute (RS 12:140.11 et seq.). If within 30 days from the date of such request the Trust is not supplied with evidence of such actions, the Trust may at any time within 90 days thereafter tender the Warrant to Akorn for a cancellation payment in respect of that number of shares which would cause the exercise of the Warrant to result in a Control Share Acquisition. In addition Akorn's Board of Directors has exempted the Trust and Kapoor (and its and their present and future affiliates) by resolution from the provisions of the Louisiana Business Combination statute (RS 12:132 et seq.)

         The Purchase Agreement contains provisions which would limit the Trust from acquiring, without the consent of Akorn, beneficial ownership of securities of Akorn having more than 25% of the voting power with respect to the election of directors of Akorn, subject to certain exceptions and adjustments.

         Pursuant to the Purchase Agreement, so long as the Trust owns 600,000 shares of Akorn Common Stock the Trust shall have the right to designate one director to serve on Akorn's Board of Directors and Akorn's management shall nominate the Trust's designee and recommend to the Akorn shareholders that they approve such person as a director of Akorn. The Trust has not designated any such director as of the date of this filing.

         In connection with the Purchase Agreement and Warrant, the Trust and the Company entered into a Stock Registration Rights Agreement dated as of November 15, 1990 granting the Trust (and certain permitted transferees and assigns) one "demand" and unlimited "piggy-back" rights in respect of public offerings of equity securities of Akorn. Akorn has also agreed that it will not, without the prior written consent of the Trust and except as described in the following sentence, create any class, or issue any voting stock with voting rights unequal to those which currently inure to the Akorn Common Stock. Until such time as the Warrant has expired unexercised and Kapoor is no longer a director of Akorn, Akorn has agreed not to (i) create any "poison pill" or any other similar rights which could be triggered by the Trust on beneficial ownership of 25% or less of the Akorn Common Stock or (ii) take any other action which could adversely effect the Trust's ability to exercise the Warrant without significant adverse effects to its economic interest or rights as a shareholder.

Item 5.  Interest in Securities of the Issuer.

         (a) The Trust is the record and beneficial owner of 1,000,000 shares of Akorn Common Stock. In addition, the Trust has the right to acquire up to an additional 2,000,000 shares of Akorn Common Stock under the Warrant, subject to the operation of anti-dilution provisions. Kapoor, being the trustee and sole beneficiary of the Trust, also is deemed to be a beneficial owner of such 1,000,000 shares and such rights to acquire up to an additional 2,000,000 shares. Based on the number of shares of Akorn Common Stock outstanding as of November 15, 1990, such 3,000,000 shares represent approximately 22.4% of the outstanding Akorn Common Stock assuming exercise of the Warrants, based on Akorn's 10-Q for the quarter ended September 30, 1990.

         (b) The number of shares of Akorn Common Stock as to which the Trust and Kapoor, as trustee and sole beneficiary of the Trust, have:

                 (i) sole power to vote or to direct the vote is 3,000,000 shares (including 2,000,000 shares which the Trust may acquire under the Warrant);

                 (ii) shared power to vote or to direct the vote is -0- shares;

                 (iii) sole power to dispose or direct the disposition is 3,000,000 shares (including 2,000,000 shares which the Trust may acquire under the Warrant); and

                 (iv) shared power to dispose or to direct the disposition is -0- shares.

         (c) No transactions in Akorn Common Stock were effected by the Trust or Kapoor within the past sixty days.

         (d)     Not applicable.

         (e)     Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         The Trust and Akorn have entered into the Purchase Agreement and the Stock Registration Rights Agreement and Akorn has delivered the Warrant to the Trust, copies of which are attached hereto as Exhibits 1, 3 and 2, respectively, and incorporated herein by reference. See Item 4 for a description of the Purchase Agreement, Stock Registration Rights Agreement and Warrant. Akorn and EJ Financial Enterprises, Inc. have entered into a Consulting Agreement dated as of November 15, 1990 whereby EJ Financial Enterprise, Inc. has agreed to provide certain key management consulting services to Akorn for a period of 3 years. A copy of the Consulting Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

Item 7.  Materials to be filed as Exhibits.


Exhibit No.                                Description

     1. Stock Purchase Agreement between Akorn and the Trust dated November 15, 1990.

     2.               Common Stock Purchase Warrant dated November 15, 1990.

     3. Stock Registration Rights Agreement between Akorn and the Trust dated November 15, 1990.

     4. Consulting Agreement between Akorn and EJ Financial Enterprises, Inc. dated November 15, 1990.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  /s/ John N. Kapoor
                                 ------------------------------
                                 John N. Kapoor


Dated:  November 23, 1990

                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                 John N. Kapoor Trust
                                 dated September 20, 1989


                                 /s/ John N. Kapoor
                                 ------------------------------
                                 By:  John N. Kapoor as
                                      Trustee


Dated:  November 23, 1990

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  1 )*


                                 Akorn, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 009728 10 6
                     -------------------------------------
John N. Kapoor                 (CUSIP Number)   Copy to:  Thomas A. Cole, Esq.
EJ Financial Enterprises, Inc.                            Sidley & Austin
225 E. Deerpath, Suite 250                                One First Nat'l Plaza
Lake Forest, IL 60045                                     Chicago, IL 60603
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 February 15, 1991
                     -------------------------------------
                     (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                         Page  1  of  5  Pages

                                  SCHEDULE 13D


CUSIP NO.  009728 10 6                                PAGE  2  OF  5  PAGES
          ------------------

=============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         1.  John N. Kapoor Trust dated September 20, 1989, and
         2.  John N. Kapoor SS ####-##-####
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                      (b) / /

-----------------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         / /
         PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         1.  Illinois
         2.  India
-----------------------------------------------------------------------------
 NUMBER OF                7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                      3,000,000
 OWNED BY                 ---------------------------------------------------
   EACH                   8       SHARED VOTING POWER
 REPORTING
  PERSON                          -0-
                          ---------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  3,000,000
                          ---------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  22.4%
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,000,000
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    / /
         EXCLUDES CERTAIN SHARES*
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.4%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         1.  OO
         2.  IN
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 to Schedule 13D filed jointly by the John N. Kapoor Trust dated September 20, 1989 (the "Trust") and John N. Kapoor, Trustee and sole beneficiary of the Trust ("Kapoor"), relates to the common stock, no par value ("Akorn Common Stock"), of Akorn, Inc., a Louisiana corporation ("Akorn"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used herein and not otherwise defined herein have the meanings as set forth in the Schedule 13D to which this Amendment relates.

Item 4.  Purpose of Transaction.

         On February 15, 1991 the Trust entered into an Agreement (the "Agreement") with Akorn whereby the Trust and Akorn made certain covenants and agreements in furtherance of and relating to the Purchase Agreement.

         Under the Agreement, the Trust has agreed not to exercise certain rights granted to the Trust in the Purchase Agreement allowing it (i) to rescind the Purchase Agreement within a specified period if Akorn fails to satisfy certain obligations contained therein and (ii) to require Akorn to repurchase all of the Akorn Common Stock acquired by the Trust under the Purchase Agreement.

         In addition, the Agreement contains certain amendments to Paragraph 2 of the Warrant. The amended terms of Paragraph 2 of the Warrant provide that the Trust (and certain permitted transferees and assigns) may exercise the Warrant over the following periods at the below listed exercise prices:

         February 15, 1991 to November 15, 1992 -- $1.50 per share November 16, 1992 to November 15, 1993 -- $1.75 per share November 16, 1993 to November 15, 1994 -- $2.00 per share

         Furthermore, if certain legislation described in Paragraph 3 of the Agreement (relating to the statute of limitations applicable to violations of preemptive rights by Louisiana corporations) is not promulgated by December 31, 1991, then effective January 1, 1992 Paragraph 2 of the Warrant shall, without any further action by the Trust or Akorn, be amended to provide that the Trust (and certain permitted transferees and assigns) may exercise the Warrant over the following periods at the below listed exercise prices:

         January 1, 1992 to May 15, 1993 -- $1.50 per share
         May 16, 1993 to May 15, 1994 -- $1.75 per share
         May 16, 1994 to May 15, 1995 -- $2.00 per share

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         The Trust and Akorn have entered into the Agreement a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference. See Item 4 for a description of the Agreement.

Item 7.  Materials to be filed as Exhibits.


Exhibit No.                                Description


     5.               Agreement among Akorn and the Trust dated February
                      15, 1991.




                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                   /s/ John N. Kapoor
                                                   -------------------------
                                                   John N. Kapoor


Dated:  February 25, 1991

                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                   John N. Kapoor Trust
                                                   dated September 20, 1989


                                                   /s/ John N. Kapoor
                                                   -------------------------
                                                   By:  John N. Kapoor as
                                                        Trustee


Dated:  February 25, 1991

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  2 )*


                                 Akorn, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 009728 10 6
                     -------------------------------------
John N. Kapoor                 (CUSIP Number)   Copy to:  Thomas A. Cole, Esq.
EJ Financial Enterprises, Inc.                            Sidley & Austin
225 E. Deerpath, Suite 250                                One First Nat'l Plaza
Lake Forest, IL 60045                                     Chicago, IL 60603
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               January 15, 1992
                     -------------------------------------
                     (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))

                         Page  1  of  6  Pages

                                  SCHEDULE 13D


CUSIP NO.  009728 10 6                                  PAGE  2  OF  6  PAGES
          ------------------
=============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         1.  John N. Kapoor Trust dated September 20, 1989, and
         2.  John N. Kapoor SS ####-##-####

-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /  /
                                                                    (b)  /  /


-----------------------------------------------------------------------------
3        SEC USE ONLY



-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF, OO

-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
         PURSUANT TO ITEMS 2(d) or 2(e)



-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         1.  Illinois
         2.  United States

-----------------------------------------------------------------------------
 NUMBER OF                7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                      3,250,000
 OWNED BY                 ---------------------------------------------------
   EACH                   8       SHARED VOTING POWER
 REPORTING
  PERSON                          -0-
                          ---------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  3,250,000
                          ---------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  -0-
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,250,000
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    / /
         EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.6%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         1.  OO
         2.  IN
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 2 to Schedule 13D filed jointly by the John N. Kapoor Trust dated September 20, 1989 (the "Trust") and John N. Kapoor, Trustee and sole beneficiary of the Trust ("Kapoor"), relates to the common stock, no par value ("Akorn Common Stock"), of Akorn, Inc., a Louisiana corporation ("Akorn"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used herein and not otherwise defined herein have the meanings as set forth in the Schedule 13D to which this Amendment relates.

Item 4.  Purpose of Transaction.

         On January 15, 1992 the Trust, Kapoor, Akorn and EJ Financial Enterprises, Inc. ("EJ") entered into an Agreement (the "Agreement") whereby the parties made certain covenants and agreements in furtherance of and relating to the Purchase Agreement and the documents related thereto.

         Under the Agreement, EJ and Kapoor agreed to render certain business acquisition advisory services to Akorn in connection with a business combination described in the Agreement (the "Transaction"). In addition, the Purchase Agreement was amended to delete Section 4(h) thereof (standstill agreement) and Paragraph 2 of the Warrant was amended to provide that the Trust (and certain permitted transferees and assigns) may exercise the Warrant over the following periods at the below listed exercise prices:

         November 15, 1991 to November 15, 1993 -- $1.50 per share November 16, 1993 to November 15, 1994 -- $1.75 per share November 16, 1994 to November 15, 1995 -- $2.00 per share

         Furthermore, Akorn agreed to issue 250,000 shares of Akorn Common Stock (subject to appropriate adjustment in the case of stock splits or stock dividends) to EJ, provided, that 125,000 of such shares are subject to forfeiture to Akorn on the fourth anniversary of the consummation of the Transaction unless on any date prior to such fourth anniversary the closing price per share of Akorn Common Stock on any business day is $5.00 or greater (subject to appropriate adjustment in the case of stock splits or stock dividends). Kapoor is the sole stockholder of EJ. Akorn agreed that its Board of Directors would adopt a bylaw making Louisiana R.S. 12:135 through 140.2 (relating to control shares) inapplicable to shares of Akorn Common Stock owned by the Trust or its affiliates, including shares which would be purchased upon exercise of the Warrant and shares to be issued to EJ under the Agreement.

         Subsequently, EJ distributed the 250,000 shares of Akorn Common Stock, which it received pursuant to the Agreement, to Kapoor who in turn contributed the shares of the Trust.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         The Trust, Kapoor, EJ and Akorn have entered into the Agreement a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference. See Item 4 for a description of the Agreement.

Item 7.  Materials to be filed as Exhibits.


Exhibit No.                                Description


      5.               Agreement among Akorn, EJ and the Trust dated January
                       15, 1992.


                         Page  4  of  6  Pages

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                   /s/ John N. Kapoor
                                                   --------------------------
                                                   John N. Kapoor


Dated:  January 23, 1992

                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                   John N. Kapoor Trust
                                                   dated September 20, 1989


                                                   /s/ John N. Kapoor
                                                   --------------------------
                                                   By:  John N. Kapoor as
                                                        Trustee


Dated:  January 23, 1992

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  3 )*


                                 Akorn, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 009728 10 6
                     -------------------------------------
John N. Kapoor                 (CUSIP Number)   Copy to:  Thomas A. Cole, Esq.
EJ Financial Enterprises, Inc.                            Sidley & Austin
225 E. Deerpath, Suite 250                                One First Nat'l Plaza
Lake Forest, IL 60045                                     Chicago, IL 60603
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                September 3, 1992
                     -------------------------------------
                     (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                             Page  1  of  5  Pages

                                  SCHEDULE 13D


CUSIP NO.  009728 10 6                                  PAGE  2  OF  5  PAGES
          ------------------

=============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         1.  John N. Kapoor Trust dated September 20, 1989, and
         2.  John N. Kapoor SS ####-##-####
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /  /
                                                                    (b)  /  /
-----------------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF, OO
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        /  /
         PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         1.  Illinois
         2.  United States
-----------------------------------------------------------------------------
 NUMBER OF                7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                      4,225,000
 OWNED BY                 ---------------------------------------------------
   EACH                   8       SHARED VOTING POWER
 REPORTING
  PERSON                          30,000
                          ---------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  4,225,000
                          ---------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  30,000
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,250,000
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.1%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         1.  OO
         2.  IN
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 3 to Schedule 13D filed jointly by the John N. Kapoor Trust dated September 20, 1989 (the "Trust") and John N. Kapoor, trustee and sole beneficiary of the Trust ("Kapoor"), relates to the common stock, no par value ("Akorn Common Stock"), of Akorn, Inc., a Louisiana corporation ("Akorn"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") . Capitalized terms used herein and not otherwise defined herein have the meanings as set forth in the Schedule 13D, as amended, to which this Amendment relates.

Item 3.  Source and Amount of Funds or Other Consideration.

         Akorn and the Trust entered into a Loan Agreement dated September 3, 1992 (the "Loan Agreement") whereby the Trust agreed to loan to Akorn up to $2.5 million in two or more installments on or prior to September 3, 1994. In connection with the Loan Agreement and for no cash consideration the Trust was issued a Common Stock Purchase Warrant dated September 3, 1992 permitting the Trust to purchase up to 1,000,000 shares of Akorn Common Stock at a purchase price of $2.00 per share (the "New Warrant").


Item 4.  Purpose of Transaction.

         Akorn and the Trust entered into the Loan Agreement to provide Akorn with liquidity to repay corporate debt and for working capital and general corporate purposes. In connection with the Loan Agreement, the New Warrant was issued to the Trust. Under the New Warrant the Trust has the right to purchase up to an additional 1,000,000 shares of Akorn Common Stock, subject to the operation of anti-dilution provisions, at a purchase price of $2.00 per share, subject to certain adjustments. The New Warrant terminates on September 3, 1997. Under the Loan Agreement, the New Warrant is subject to cancellation if not approved by a majority of the Akorn shareholders at their next meeting.
The Trust has agreed not to exercise or transfer the New Warrant prior to such shareholder approval. If the grant of the New Warrant is approved by Akorn shareholders, Kapoor will receive the right to designate one additional member of Akorn's Board of Directors and Akorn's management shall nominate the Trust's designee and recommend to the Akorn shareholders that they approve such person as a director of Akorn. Such right is in addition to the Trust's right under the Purchase Agreement and shall terminate at the time that the Trust's right to designate one director under the Purchase Agreement terminates.

Item 5.  Interest in Securities of the Issuer.

         (a) The Trust is the beneficial owner of 1,250,000 shares of Akorn Common Stock (including 10,000 shares held of record by each of three trusts established for the benefit of the children of Kapoor of which Kapoor's wife is the sole trustee). In addition, the Trust has the right to acquire up to an additional 3,000,000 shares of Akorn Common Stock under the Warrant and the New Warrant (the Warrant and the New Warrant referred to herein as the "Warrants"), subject to the operation of anti-dilution provisions. Kapoor, being the trustee and sole beneficiary of the Trust, also is deemed to be a beneficial owner of all such shares. In addition, on December 8, 1991 Akorn issued to Kapoor an option to purchase up to 5,000 shares of Akorn Common Stock at an exercise price of $3.00 per share. Such option expires December 8, 1996 and was issued as consideration for membership on the Akorn Board of Directors. Based on the number of shares of Akorn Common Stock outstanding as of May 11, 1992, such 4,255,000 shares represent approximately 27.1% of the outstanding Akorn Common Stock assuming exercise of the Warrants and options, based on Akorn's Form 10-Q for the quarter ended March 31, 1992.

         (b) The number of shares of Akorn Common Stock as to which the Trust and Kapoor have:

                 (i) sole power to vote or to direct the vote is 4,225,000 shares (including 3,000,000 shares which the Trust may acquire pursuant to exercise of the Warrants);

                 (ii) shared power to vote or to direct the vote is 30,000 shares;

                 (iii) sole power to dispose or direct the disposition is 4,225,000 shares (including 3,000,000 shares which the Trust may acquire pursuant to exercise of the Warrants); and

                 (iv) shared power to dispose or to direct the disposition is 30,000 shares.

         (d) The three trusts which were established for the benefit of the children of Kapoor referred to in Item 5(a) above have the right to receive dividends on an aggregate of 30,000 shares of Akorn Common Stock held of record by such trusts.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         The Trust and Akorn have entered into the Loan Agreement and New Warrant and a letter agreement related thereto, copies of which are attached hereto as Exhibits 6 and 7, respectively, and incorporated herein by reference. See Item 4 for a description of such documents.

Item 7.  Materials to be filed as Exhibits.


Exhibit No.      Description

         6.      Loan Agreement between Akorn and the Trust dated September 3,
                 1992.

         7.      Common Stock Purchase Warrant dated September 3, 1992.



                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                   /s/ John N. Kapoor
                                                   --------------------------
                                                   John N. Kapoor


Dated:  September 10, 1992


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                   John N. Kapoor Trust
                                                   dated September 20, 1989


                                                   /s/ John N. Kapoor
                                                   --------------------------
                                                   By:  John N. Kapoor as
                                                        Trustee


Dated:  September 10, 1992

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  4 )*


                                 Akorn, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 009728 10 6
                     -------------------------------------
John N. Kapoor                 (CUSIP Number)   Copy to:  Thomas A. Cole, Esq.
EJ Financial Enterprises, Inc.                            Sidley & Austin
225 E. Deerpath, Suite 250                                One First Nat'l Plaza
Lake Forest, IL 60045                                     Chicago, IL 60603
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 15, 1993
                     -------------------------------------
                     (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                             Page  1  of  4  Pages

                                  SCHEDULE 13D


CUSIP NO.  009728 10 6                                  PAGE  2  OF  4  PAGES
          ------------------

=============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         1.  John N. Kapoor Trust dated September 20, 1989, and
         2.  John N. Kapoor SS ####-##-####

-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /  /
                                                                    (b)  /  /


-----------------------------------------------------------------------------
3        SEC USE ONLY



-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF, OO

-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        /  /
         PURSUANT TO ITEMS 2(d) or 2(e)



-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         1.  Illinois
         2.  United States

-----------------------------------------------------------------------------
 NUMBER OF                7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                      4,230,000
 OWNED BY                 ---------------------------------------------------
   EACH                   8       SHARED VOTING POWER
 REPORTING
  PERSON                          30,000
                          ---------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  4,230,000
                          ---------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  30,000
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,260,000
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.8%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         1.  OO
         2.  IN
-----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 4 to Schedule 13D filed jointly by the John N. Kapoor Trust dated September 20, 1989 (the "Trust") and John N. Kapoor, trustee and sole beneficiary of the Trust ("Kapoor"), relates to the common stock, no par value ("Akorn Common Stock"), of Akorn, Inc., a Louisiana corporation ("Akorn"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used herein and not otherwise defined herein have the meanings as set forth in the Schedule 13D, as amended, to which this Amendment relates.

Item 3. Source and Amount of Funds or Other Consideration.

         On November 15, 1993, the Trust exercised its right to purchase 2,000,000 shares of Akorn Common Stock pursuant to the Warrant (the "Warrant Exercise") . The aggregate exercise price for such acquisition was $3,000,000 of which $1,379,555.56 was paid in cash from personal funds of the Trust, $1,600,000 was paid through the cancellation of an outstanding note under the Loan Agreement payable to the Trust by Akorn (the "Note"), and $20,444.44 was paid through the cancellation of accrued interest on the Note.

Item 4. Purpose of Transaction.

         The Warrant Exercise was effected to acquire the Akorn Common Stock subject thereto at a purchase price of $1.50 per share. Pursuant to the terms of the Warrant, such exercise price was to be increased effective November 16, 1993.

         Pursuant to the terms of the Loan Agreement, the New Warrant was approved by a majority of the Akorn shareholders at their 1992 annual meeting. According to the terms of the Loan Agreement upon such shareholder approval, Kapoor received the right to designate one additional member of Akorn's Board of Directors and Akorn's management became obligated to nominate the Trust's designee and recommend to the Akorn shareholders that they approve such person as a director of Akorn. Such right is in addition to the Trust's right under the Purchase Agreement and shall terminate at the time that the Trust's right to designate one director under the Purchase Agreement terminates.

Item 5. Interest in Securities of the Issuer.

         (a) The Trust is the beneficial owner of 3,250,000 shares of Akorn Common Stock (including an aggregate of 30,000 shares held of record by three trusts established for the benefit of the children of Kapoor of which Kapoor's wife is the sole trustee) . In addition, the Trust has the right to acquire up to an additional 1,000,000 shares of Akorn Common Stock under the New Warrant, subject to the operation of anti-dilution provisions. Kapoor, being the trustee and sole beneficiary of the Trust, also is deemed to be a beneficial owner of all such shares. Kapoor also holds options to purchase (i) 5,000 shares of Akorn Common Stock at an

                         Page  3  of  4  Pages
exercise price of $3.00 per share which expire December 8, 1996 and (ii) 5,000 shares of Akorn Common Stock at an exercise price of $2.125 per share which expire January 22, 1998 (collectively, the "Options"). Such 4,260,000 shares represent approximately 30.8% of the outstanding Akorn Common Stock assuming exercise of the New Warrant and Options, based on the number of shares of Akorn Common Stock outstanding as reported in Akorn's Form 10-Q for the quarter ended September 30, 1993.

         (b) The number of shares of Akorn Common Stock as to which the Trust and Kapoor have:

                 (i) sole power to vote or to direct the vote is 4,230,000 shares (including 1,000,000 shares which the Trust may acquire pursuant to exercise of the New Warrant and 10,000 shares which Kapoor may acquire pursuant to exercise of the Options);

                 (ii) shared power to vote or to direct the vote is 30,000 shares;

                 (iii) sole power to dispose or direct the disposition is 4,225,000 shares (including 1,000,000 shares which the Trust may acquire pursuant to exercise of the New Warrant and 10,000 shares which Kapoor may acquire pursuant to exercise of the Options); and

                 (iv) shared power to dispose or to direct the disposition is 30,000 shares.

         (d) The three trusts which were established for the benefit of the children of Kapoor referred to in Item 5(a) above have the right to receive dividends on an aggregate of 30,000 shares of Akorn Common Stock held of record by such trusts.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          John N. Kapoor Trust
                                          dated September 20, 1989


/s/ John N. Kapoor                         /s/ John N. Kapoor
-------------------------                  --------------------------
John N. Kapoor                             By:  John N. Kapoor as
                                                Trustee


Dated:  November 30, 1993


                                Page  4  of  4